Filed by BRC Inc. and SilverBox Engaged Merger Corp I

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: SilverBox Engaged Merger Corp I

Commission File No.: 001-40118

Business Combination of Black Rifle Coffee Company and SilverBox Engaged Corp I Expected to be Approved by Stockholders

Minimum Cash Condition Exceeded with $373 Million of Gross Proceeds

Expected to Deliver $150 Million of Cash Proceeds to Black Rifle Coffee to Support Growth

Transaction Expected to Close on February 9, 2022

SALT LAKE CITY, UTAH & AUSTIN, TEXAS – February 2, 2022 – SilverBox Engaged Merger Corp I (Nasdaq: SBEA) (“SilverBox-Engaged,” “SBEA” or “we”), a special purpose acquisition company that is sponsored by SilverBox Capital LLC (“SilverBox Capital”) and Engaged Capital LLC (“Engaged Capital”), announced today that it expects to close its previously announced business combination (the “Business Combination”) with Authentic Brands LLC, the parent company of Black Rifle Coffee Company (“Black Rifle Coffee,” “BRCC” or the “Company”), a rapidly growing and mission-driven premium coffee company founded to support Veterans, active-duty military and first responders, and serve an expanding customer base by connecting consumers with great coffee and a unique brand experience.

The closing of the Business Combination will follow a special meeting (the “Special Meeting”) of SBEA stockholders to be held at 10:00 am Eastern Time on February 3, 2022. Proxies received to date indicate stockholders' support for all proposals to be voted on at the Special Meeting. Additional details regarding the proposals and the Special Meeting are available in the definitive proxy statement/prospectus relating to the Special Meeting. Stockholders can view SBEA's definitive proxy statement/prospectus at the link here.

The transaction is anticipated to close on February 9, 2022, subject to stockholder approval of the Business Combination and related matters at the Special Meeting and the satisfaction of the other closing conditions, and is expected to provide at least $373 million of gross proceeds, providing capital to accelerate the implementation of Black Rifle Coffee's digital-first, omnichannel strategy and support continued rapid growth.

"We are incredibly excited to partner with Black Rifle Coffee and its management team to help the Company accelerate growth, deepen its customer engagement and drive greater impact," said Joe Reece, Executive Chairman of SBEA. "Evan, Tom and the rest of the team are great partners and we believe the Company has a compelling opportunity to continue its growth trajectory."

"The expected proceeds from the transaction will provide us with the growth capital to continue investing in our omnichannel strategy, and support our mission, including our long-term goal to hire 10,000 Veterans," said Evan Hafer, Chief Executive Officer of BRCC. "We are thrilled to begin the journey as a publicly traded company on the New York Stock Exchange with our partners at SBEA."

Following the consummation of the Business Combination, the Company is expected to trade on the New York Stock Exchange under the ticker symbol “BRCC.”

Important Information

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued in connection with the Business Combination, or determined if the proxy statement/prospectus is accurate or adequate.

About Black Rifle Coffee Company

Black Rifle Coffee Company (BRCC) is a Veteran-founded coffee company serving premium coffee to people who love America. Founded in 2014 by Green Beret Evan Hafer, Black Rifle develops their explosive roast profiles with the same mission focus they learned while serving in the military. BRCC is committed to supporting Veterans, active-duty military, first responders and the American way of life.

To learn more about BRCC, visit www.blackriflecoffee.com, follow BRCC on social media, or subscribe to Coffee or Die Magazine's daily newsletter at https://coffeeordie.com/presscheck-signup.

About SilverBox Engaged Merger Corp I and SilverBox Capital

SilverBox Engaged Merger Corp I (“SBEA” or “SilverBox-Engaged”) is a special purpose acquisition company (“SPAC”) formed as a part of a long-term vision shared by SilverBox Capital LLC and Engaged Capital LLC to create an institutional platform intended to sponsor a series of SPACs. SBEA completed its $345 million initial public offering in March 2021 and its stock currently trades on Nasdaq under the ticker “SBEA.” The SilverBox-Engaged team, together with a robust advisory group of well-known seasoned operating executives from varied industries, provides collective multi-faceted expertise, investing and operating experience, and a broad network of relationships to source, evaluate, and execute potential transactions. Learn more at www.sbcap.com.

About Engaged Capital

Engaged Capital, LLC (“Engaged Capital”) is an investment advisor with a private equity-like investing style in the U.S. public equity markets. Engaged Capital seeks to help build sustainable businesses that create long-term shareholder value by engaging with and bringing an owner’s perspective to the managements and boards of undervalued public companies and working with them to unlock the embedded value within their businesses. Engaged Capital manages approximately $1.5 billion of institutional capital with a focus on delivering superior, long-term, risk-adjusted returns for our limited partners. Engaged Capital was established in 2012 and is based in Newport Beach, California. Learn more at www.engagedcapital.com.

No Offer or Solicitation

This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Contact Information

For inquiries regarding Black Rifle Coffee Company, please contact:

Media

For Black Rifle Coffee Company, please contact TrailRunner International: Pat Shortridge, (651) 491-6764; pats@trailrunnerint.com

For SilverBox Engaged Merger Corp I, SilverBox Capital LLC and Engaged Capital LLC please contact Longacre Square Partners; Greg Marose / Charlotte Kiaie, (646) 386-0091; gmarose@longacresquare.com / ckiaie@longacresquare.com

Investors

For investor inquiries regarding Black Rifle Coffee Company please contact: ICR for BRCC: BlackrifleIR@icrinc.com

Forward-Looking Statements

Certain statements in this press release are forward-looking statements. Forward-looking statements generally relate to future events including future financial or operating performance of Authentic Brands LLC (the “Company”) or SBEA. Forward-looking statements generally relate to future events or SBEA’s or the Company’s future financial or operating performance. For example, projections of future revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SBEA and its management, and the Company and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond the Company’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) SBEA’s ability to complete the business combination; (2) the outcome of any legal proceedings that may be instituted against SBEA, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of SBEA, to obtain financing to complete the business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the Company’s estimates of expenses and profitability; (12) the failure to realize anticipated pro forma results or projections and underlying assumptions, including with respect to estimated stockholder redemptions, purchase price and other adjustments; and (13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SBEA’s final prospectus relating to its initial public offering dated February 25, 2021, in the registration statement on Form S-4 (the “Form S-4”) relating to the business combination filed with the Securities and Exchange Commission (the “SEC”), and in subsequent filings with the SEC, including the final prospectus/proxy statement relating to the business combination. There may be additional risks that neither SBEA nor the Company presently know or that SBEA and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither SBEA nor the Company undertakes any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this press release.

Additional Information about the Proposed Business Combination and Where to Find It

This press release is being made in respect of the proposed transaction involving SBEA and the Company. In connection with the proposed business combination, BRC Inc. (“PubCo”) has filed a registration statement on Form S-4 (Registration No. 333-260942) with the SEC, which includes a proxy statement of SBEA and a prospectus of PubCo, referred to herein as a proxy statement/prospectus. The definitive proxy statement was filed with the SEC on January 13, 2022 and was sent to all SBEA stockholders as of January 3, 2022, the record date for voting at the Special Meeting. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF SBEA ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the registration statement on Form S-4, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SBEA through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

SBEA, PubCo and their respective directors and executive officers may be deemed participants in the solicitation of proxies from SBEA’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in SBEA is contained in SBEA’s final prospectus related to its initial public offering dated February 25, 2021, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of SBEA in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is set forth in the proxy statement/prospectus for the proposed business combination filed with the SEC.